[LOGO]                                                        Safety-Kleen Corp.
                                                            1000 N. Randall Road
                                                                 Elgin, IL 60123

                                                                  (847) 697-8460
                                                        For further information:

FOR IMMEDIATE RELEASE                                   CONTACT:  MAUREEN FISK
                                                                 (847) 468-2452


                   SAFETY-KLEEN REPORTS 12% EARNINGS INCREASE
                         FOR SECOND INTERIM PERIOD 1996
                         ------------------------------


     ELGIN, ILLINOIS -- JULY 10, 1996 -- Safety-Kleen Corp. (NYSE:SK) today announced results for the second interim period ended June 15, 1996. Consolidated revenue for the 12-week period was $211 million, an increase of 4% compared with the similar period in 1995. Net earnings rose to $13.6 million, an increase of 12% over the second quarter in 1995. On a per share basis, earnings were $0.23, compared with $0.21 in the same quarter one year ago.

     For the first twenty-four weeks of 1996, consolidated revenue increased 4% to $413 million. Net earnings rose 10% to $26.7 million from $24.2 million during the same period one year ago. Earnings per share were $0.46 compared with $0.42 in 1995.

     Commenting on the results, President and Chief Executive Officer, John G. Johnson, Jr., noted, "As anticipated, our Fluid Recovery ("FRS") and Oil Recovery Services produced the strongest revenue growth in the second quarter with increases of 14% and 16%, respectively, compared with the second quarter of 1995. FRS revenue was up $2.5 million over the first quarter of 1996 and Oil Recovery revenue rose $5.7 million, or 19% , to $36.1 million during the quarter compared with the first quarter of 1996," added Johnson. Approximately $2.3 million of the increase in Oil Recovery revenue was derived from the acquisition of certain assets of Industrial Service Corp ("ISC"). The ISC acquisition, completed in late April of 1996, enhances Safety-Kleen's used oil collection network and volumes.

                                    - MORE -

     Johnson further added, "We are pleased that the average time interval between services in our parts cleaner business remained unchanged from year-end 1995. As we discussed in the first quarter results, this is a positive for the Company in that it represents a departure from the lengthening intervals witnessed for the previous six years. We are hopeful that this trend will continue in the future." Johnson noted, "In addition, our plant and recycle operations are running smoothly and efficiently. The perpetuation of these factors along with continued growth in our Imaging, Fluid Recovery, and Oil Recovery Services should produce solid revenue and earnings momentum in the second half of 1996."

     Imaging Services revenue for the second quarter of 1996 effectively increased $2.2 million when the prior year quarter is adjusted to reflect the elimination of approximately $4.4 million of broker-related business that Safety-Kleen has discontinued. Costs associated with the addition and training of Branch Imaging Specialists as well as facility consolidation costs impacted profitability in the quarter. "Year-to-date, Imaging revenue and gross profit are in line with our expectations," Johnson noted. European revenues were up 3% to $24 million in the second quarter and net earnings more than doubled to approximately $600,000.

     Safety-Kleen is a leading service company specializing in the recovery and recycling of waste fluids, including the collection and re-refining of used motor oil. Safety-Kleen stock is traded on the New York Stock Exchange under the symbol "SK".


                                    - END -

                               CONSOLIDATED STATEMENT OF EARNINGS
                              (thousands, except per share amounts)

                                     -----------------------------------------------------------
                                                 TWELVE                   TWENTY-FOUR
                                               WEEKS ENDED                WEEKS ENDED
                                     -----------------------------------------------------------
                                        June 15,       June 16,     June 15,     June 16,
                                          1996           1995         1996         1995
                                     -----------------------------------------------------------
Revenue
  North America
     Automotive/Retail Repair Services   $  54,498    $  55,911    $ 109,107    $ 111,939


     Industrial Services
       Parts Cleaner .................   $  28,870       27,260       57,633       54,165
       Fluid Recovery ................   $  32,973       28,841       63,421       56,365

       Total Industrial ..............   $  61,843       56,101      121,054      110,530

     Oil Recovery Services ...........   $  36,074       30,993       66,473       57,971
     Other ...........................   $  34,978       37,019       68,012       71,549

     Total North America .............   $ 187,393      180,024      364,646      351,989

  Europe .............................   $  23,962       23,168       48,432       45,762


Consolidated Revenue .................   $ 211,355      203,192      413,078      397,751

Operating costs and expenses .........   $ 154,788      148,986      300,611      291,403
Selling and administrative expenses ..   $  30,099       29,323       59,827       56,893



Operating income .....................   $  26,468       24,883       52,640       49,455
Interest income ......................   $     252          225          432          485
Interest expense .....................   ($  4,446)      (4,843)      (8,710)      (9,387)


Earnings before income taxes .........   $  22,274       20,265       44,362       40,553

Income taxes .........................   $   8,670        8,134       17,681       16,351


Net earnings .........................   $  13,604    $  12,131    $  26,681    $  24,202


Earnings per common and common
  equivalent share ...................   $    0.23    $    0.21    $    0.46    $    0.42

Average number of common and common
  equivalent shares outstanding ......      58,041       57,906       57,983       57,847


Cash dividends per common share ......   $    0.09    $    0.09    $    0.18    $    0.18

- -----------------------------

1. The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and sixteen weeks for the fourth reporting period.

                               SAFETY-KLEEN CORP.
                                 Key Statistics
                        TWELVE WEEKS ENDED JUNE 15, 1996

                                                                     1996            1995         Change
                                                                     ----            ----         ------
Parts Cleaners In Service at Quarter End
- ----------------------------------------
   Industrial ..............................................        149,535        144,145          5,390
   All Other ...............................................        460,239        466,944         (6,705)
   Total ...................................................        609,774        611,089         (1,315)
   Average Service Interval in Weeks........................           8.85           8.47           0.38

Oil Recovery Service
- --------------------
   Branch Collection:
    Used Oil/Glycol/Oily Water Gallons Collected
        Quarter ............................................      35.8 Million   30.5 Million    5.3 Million
        Year-to-date .......................................      62.0 Million   58.8 Million    3.2 Million

    Avg Revenue Per Used Oil/Glycol/Oily
    Water Gal. Collected
        Quarter ............................................        $0.267        $0.256           $0.011
        Year-to-date .......................................        $0.285        $0.247           $0.038

   Avg. Base Oil Selling Price Per Gallon
        Quarter ............................................        $1.004        $1.000           $0.004
        Year-to-date .......................................        $0.999        $0.995           $0.004